McGuireWoods LLP 1251 Avenue of the Americas New York, NY 10020 www.mcguirewoods.com

May 14, 2025

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7561

Re: BioVie Inc.

Draft Registration Statement on Form S-1

Confidentially Submitted on May 14, 2025

CIK No. 0001580149

Ladies and Gentleman:

On behalf of our client, BioVie Inc. (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “SEC”) for confidential non-public review pursuant to the procedures of the SEC. The Registration Statement submitted herewith relates to the follow-on registered offering of (i) units, with each unit consisting of one share of Class A common stock and one warrant to purchase one share of Class A common stock and (ii) pre-funded units, with each pre-funded unit consisting of one pre-funded warrant to purchase one share of Class A common stock and one warrant to purchase Class A common stock.

The Company undertakes to publicly file the Registration Statement and the non-public draft submission at least two (2) business days prior to the requested effective time and date of the Registration Statement requested by the Company pursuant to Rule 461 under the Securities Act of 1933, as amended.

Please do not hesitate to contact me by telephone at (212) 548-2122 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Stephen E. Older

Stephen E. Older

MCGUIREWOODSLLP

cc: (via email)

Cuong Do, Chief Executive Officer, BioVie Inc.

Joanne Wendy Kim, Chief Financial Officer, BioVie Inc.

Carly E. Ginley, McGuireWoods LLP